Exhibit 20

FIRST SENTINEL BANCORP, INC.

1000 Woodbridge Center Drive, PO Box 5003, Woodbridge, New Jersey 07095
Phone: (732) 726-9700    Internet: www.firstsentinelbancorp.com

NEWS RELEASE
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FOR IMMEDIATE RELEASE                          CONTACT: Ann C. Clancy
May 25, 2000                                            Investor Relations
                                                        Ph: (732) 726-9700 x5514
                                                        Fax: (732) 726-5541

          FIRST SENTINEL BANCORP ANNOUNCES APPOINTMENT OF NEW CHAIRMAN

Woodbridge, NJ - The Board of Directors of First Sentinel Bancorp, Inc., (Nasdaq: FSLA) the holding company for First Savings Bank, announced today that it had appointed Philip T. Ruegger, Jr. as its new Chairman. Mr. Ruegger was also appointed Chairman of the Board of First Savings. The appointments were made after the presiding Chairman, Walter K. Timpson, resigned his position as Chairman of the Board of Directors of both First Sentinel and First Savings.

In accepting his new position, which is effective immediately, Mr. Ruegger acknowledged the Board's appreciation for Mr. Timpson's years of leadership and reaffirmed the Company's commitment to enhancing shareholder value. "On behalf of the Board, we would like to thank Mr. Timpson for his dedicated service as Chairman over the last four years, as well as for the past 35 years as a member of the Board. We are pleased that he will continue to lend his expertise to the Company as a director." Mr. Ruegger also commented on his objectives as the new Chairman. "Our Board considers improvement of shareholder value to be the Company's top priority. We will continue to explore opportunities to effectively deploy our capital, improve and expand our product lines and delivery channels, and increase market share in our ongoing effort to provide greater returns to our shareholders," Ruegger stated.

Mr. Ruegger has served as a director of First Savings since 1983. A graduate of Dartmouth College, he previously served as President of Northwest Construction Co., a residential and commercial real estate construction and management firm based in Metuchen, New Jersey, for more than 20 years. Mr. Ruegger also has a background in commercial banking, having served as a director of the National Bank of New Jersey for 13 years prior to his affiliation with First Sentinel. Mr. Ruegger is active in civic and charitable organizations in the central New Jersey area.

First Sentinel common stock trades on the Nasdaq National Market under the symbol "FSLA." The Company currently operates 23 retail banking offices in Middlesex, Monmouth, Mercer and Union Counties.